===============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 3)
     ---------------------------------------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                  Common Stock              Class B Common Stock
                  $1.00 Par Value           $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                    126504208                    126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 8, 2002
             (Date of Event which Requires Filing of this Statement)


-------------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


===============================================================================

                                 SCHEDULE 13D/A

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.16% of Common Stock
                   49.15% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Pending
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.16% of Common Stock
                   49.15% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001 and Amendment No. 2 dated February 7, 2002 (the "Schedule 13D"). The amended Schedule 13D is filed to report the filing by the Company (as defined in the Schedule 13D) of an amendment to the Company's registration statement (SEC File No. 333-82366) to change the number of shares of Common Stock (as defined in the Schedule 13D) to be sold by Eldorado Equity Holdings, Inc. from up to 3,162,500 to 4,025,000 in an underwritten public offering.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

     This statement is filed on behalf of Level 3 Delaware Holdings, Inc., a Delaware corporation ("LTDH"), and Eldorado Equity Holdings, Inc., a Delaware corporation and wholly owned subsidiary of LTDH ("Eldorado"). LTDH is a subsidiary of Level 3 Telecom Holdings, Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings, Inc.

     Level 3 Communications, Inc. ("LTC") indirectly owns 100% of the capital stock of LTTH. David C. McCourt, Chairman of the Company, previously owned 10% of the common stock of LTTH. In February 2002, Mr. McCourt sold these shares of LTTH common stock to a subsidiary of LTC.

     Eldorado was formed to hold the interest in the Company previously held by its parent, LTDH. LTDH was formed to hold the interest in the Company previously held by its parent, LTTH. The address of the principal executive offices and principal business of each of LTDH and Eldorado is 1105 North Market Street, Suite 1300, Wilmington, DE 19801. Information as to each executive officer and director of LTDH and Eldorado is set forth in Schedule A attached hereto, which is incorporated herein by reference.

     LTC is a holding company that engages in the communications, information services, and coal mining businesses through ownership of operating companies and equity positions in public companies. The address of the principal executive offices and principal business of LTC is 1025 Eldorado Blvd., Broomfield, CO 80021. LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger).

     LTC is the ultimate parent of each of LTDH and Eldorado. LTC, LTDH and Eldorado are collectively referred to as the "Level 3 Companies." Information as to each executive officer and director of LTC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

     During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

     The second paragraph of Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

     On February 8, 2002, the Company filed a registration statement on Form S-3 with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters' over-allotment option) as a result of the exercise of certain demand registration rights described below. The filing of the registration statement is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company. On March 8, 2002, the Company filed an amendment to its registration statement (SEC File No. 333-82366) to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,025,000 shares of Common Stock (including 525,000 shares of Common Stock subject to the underwriters' over-allotment option).

Item 5.  Interest in Securities of the Company.

     Item 5 (c) and (d) of the Schedule 13D is amended and restated to read in its entirety as follows:

     (c) On February 7, 2002, the Company filed a registration statement on Form S-3 with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters' over-allotment option) as a result of the exercise of certain demand registration rights described below. The filing of the registration statement is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company. On March 8, 2002, the Company filed an amendment to its registration statement (SEC File No. 333-82366) to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,025,000 shares of Common Stock (including 525,000 shares of Common Stock subject to the underwriters' over-allotment option).

     Except as described above, no transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2002

LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President

ELDORADO EQUITY  HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President